FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2004

GUCCI GROUP N.V.

Rembrandt Tower

Amstelplein 1

1096 HA Amsterdam

The Netherlands

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure:  Press Release dated May 12, 2004

GUCCI GROUP ANNOUNCES RESIGNATION OF INDEPENDENT DIRECTORS FROM THE SUPERVISORY BOARD

Amsterdam, The Netherlands, May 12, 2004: Gucci Group N.V. (Euronext Amsterdam: GCCI.AS) today announces that the Independent Directors of the Company, Adrian Bellamy, Aureliano Benedetti, Reto Domeniconi and Karel Vuursteen, have resigned from the Supervisory Board.

Separately, Serge Weinberg, Chairman of the Management Board of Pinault-Printemps-Redoute S.A., stepped down temporarily from Gucci Group’s Supervisory Board to assume duties as Interim President, pending the election of Robert Polet as Chairman of the Management Board and his assumption of duties on July 1, 2004.

Serge Weinberg said: “Gucci Group wishes to express its gratitude to the Independent Directors, who have served the Company honourably and courageously for many years, defending the rights of minority shareholders, and who played an important role in supporting Gucci Group’s development into a multibrand luxury group.”

Adrian Bellamy, the outgoing Chairman of the Supervisory Board of Gucci Group N.V., said: “It has been an honour for the Independent Directors to serve on the Supervisory Board of Gucci.  We have always had the cooperation and support of the Directors associated with PPR. Now that the first phase of the tender offer has been completed, we feel our commitment to the shareholders has been fulfilled, and it is time for PPR as the owner of the company to assume full control.”

Gucci Group N.V. is one of the world’s leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. The shares of Gucci Group N.V. are listed on the Euronext Amsterdam Stock Exchange.

For media inquiries:	For investors / analysts inquiries:
Paolo Piantella	Enza Dominijanni
Media Relations Manager	Director of Investor Relations
Gucci Group N.V.	Gucci Group N.V.
+39 02 8800 5555	+39 055 7592 2456

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUCCI GROUP N.V.

Date:	13 May 2004	By:	/s/ Robert S. Singer
			Name:	Robert S. Singer
			Title:	Chief Financial Officer